UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2006.

Commission File Number: 333-110071

CENTURY MEDIA INTERNATIONAL LIMITED

Rooms 3505-06, 35th Floor Edinburgh Tower, The Landmark 15 Queen’s Road Central, Hong Kong
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F  [X] Form 40-F  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  Yes [ ]          No [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  Yes [ ]          No [X]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes [ ]       No [X]

If “Yes” marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 - _________.

Media Century International Limited Announces Joint Venture Agreement with Newsgroup Limited

Media Century International Limited (“Media” “Company”) today announced that it has signed a Joint Venture Agreement (the “Agreement”) dated June 23, 2006, with Newsgroup.com.hk Limited, a Hong Kong Internet media corporation (“Newsgroup”).   A copy of the Joint Venture Agreement is attached as an exhibit to this report.

The joint venture company (“JVC”) will be 60% and 40% owned by Newsgroup and Media, respectively. Under the agreement, this joint venture company will develop newsgroup business in Singapore, Malaysia and the United States of America. Media Century will establish the JVC and deploy the local portal of newsgroup.la and develop online marketing business in the regions covered in the Agreement. Newsgroup will transfer the technology know-how to the JVC and assist the business development of the JVC. The Company was also offered the right to exchange all of its shares of the JVC with share of Newsgroup whenever Newsgroup has been listed in any stock market at the consideration of P/E ratio equal to 10 or less.

Newsgroup is now running the newsgroup portal, www.newsgroup.la, which is the most popular website in Hong Kong and is the second most popular website in Asia and ranks 76th in the world, according to the survey of web traffic survey company, Alexa Internet, Inc. (www.alexa.com) of Amazon.com dated on Jun 21, 2006. Newsgroup is a business partner of Yahoo Hong Kong, Meta4 Group, Hotel Club and runup.com.hk.

EXHIBITS

10.1

Joint Venture Agreement, dated June 23, 2006, by and between Media Century International Limited, a British Virgin Islands corporation, and  Newsgroup.com.hk Limited, a Hong Kong corporation.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

MEDIA CENTURY INTERNATIONAL LIMITED

/s/ Li Sze Tang

Chief Executive Officer and Chairman

Date:  June 26, 2006